United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

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Aracruz and the government Minas Gerais issue a statement about the installation of mill

(São Paulo, July 14, 2008) - Aracruz Celulose S.A. (NYSE: ARA), the world’s largest producer of eucalyptus pulp, and the government of the State of Minas Gerais issued a statement today (July 14) in Governador Valadares announcing the installation of a manufacturing facility in the region that could house up to three pulp mills, each capable of producing up to 1.4 million tons a year of the product. The project to build the first mill calls for an investment of some US$2.4 billion, including the purchase of land, formation of forests and the industrial project. The project still must be confirmed at a future date by the company’s Board of Directors.

Construction would begin in 2013, with startup of operations in 2015. The new unit will adopt the technological standards of Aracruz, a company that is in the forefront of the development of the international pulp industry. Equally, it will implement environmental practices that comply with Brazilian legislation, which is more stringent than comparable international norms.

According to Aracruz’s president and CEO, Carlos Aguiar, "the choice of Minas Gerais mainly was due to the support of the local society for the project, translated into an invitation by the government of the state to set up a unit in the region.”

This is the third expansion project announced recently by Aracruz, and it will contribute to the fulfilling of the company’s strategy for its sustainable growth, whose goal is to supply 25% of the global demand for hardwood market pulp by 2015 -about 7 million tons per year.

Forestry base – The forestry investments in the new project are expected to total US$600 million through 2010 to establish the company’s own forest plantation base of 80,000 hectares of eucalyptus trees and 70,000 hectares of native forests. Another 40,000 hectares of eucalyptus plantations are to be the object of agreements with about 1,600 farmers participating in the Aracruz Forestry Partners Project (an average of 25 hectares per contract).

Logistics and infrastructure – Feasibility studies have demonstrated that there are favorable conditions for building a manufacturing unit in the region, especially the availability of lands that are appropriate for establishing eucalyptus plantations, good water supply and availability of high tension electric power. The logistical facilities in the region include the existence of a railroad connecting the region to Aracruz’s mill in Espírito Santo, and good average distance between the forest plantations and the manufacturing facility.

Generation of jobs – The construction of the first Aracruz mill in Minas Gerais, including both the forestry and industrial operations, should involve between 7,000 to 9,000 professionals, encompassing the forests and industrial operations. About 5,000 persons will be trained to satisfy the manpower demand, following the company’s principle of giving priority to hiring workers from the regions in which it operates. Once the first pulp line comes on stream, it should generate some 14,000 direct and indirect jobs, of which 3,000 will be in the forestry area, 700 at the mill itself and 10,000 indirect jobs. When in full operation, the first two pulp mills built should generate some 40,000 direct and indirect jobs in the region

For further information, please contact our Investor Relations Department:

Phone: (55-11) 3301 4131 Fax: (55-11) 3301 4274 E-mail: invest@aracruz.com.br

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer